Mail Processing
Section

MAR - 1 2012

Washington, DC
123

12012979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CME BD Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 N. Route 1
(No. and Street)

South Brunswick (City) NJ (State) 08852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Ciuba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CME BD Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA A STONE
Notary Public
State of New Jersey
My Commission Expires Jul 20, 2015

Gloria A. Stone
Notary Public

Richard A. Ciuba
Signature

President
Title

2/27/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CME BD Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

CME BD Services, Inc.
Year Ended December 31, 2011
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CME BD Services, Inc.

We have audited the accompanying statement of financial condition of CME BD Services, Inc. (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CME BD Services, Inc. at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation the financial statements as a whole.

Ernst + Young LLP

Chicago, Illinois
February 29, 2012

CME BD Services, Inc.
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 29,684,037
Accounts receivable, net of allowance of $1,581	27,563,788
Due from affiliates	2,987,412
Deferred income taxes	24,910
Other assets	106,828
Total Assets	$ 60,366,975
Liabilities	
Due to affiliates	$ 6,159,203
Income tax payable	3,408,130
Other liabilities	1,571,262
Total Liabilities	11,138,595
Stockholder's Equity	
Common stock, par value $1 per share, authorized 1,000 shares; issued 100 shares	100
Additional paid-in capital	7,629,897
Retained earnings	41,598,383
Total Stockholder's Equity	49,228,380
Total Liabilities and Stockholder's Equity	$ 60,366,975

See accompanying notes to the financial statements.

CME BD Services, Inc.
Statement of Income
Year Ended December 31, 2011

Licensing revenue	$ 52,339,185
Total Revenues	52,339,185
General, administrative and other	693,831
Total Expenses	693,831
Operating Income	51,645,354
Interest income	8,758
Total Non-Operating Income	8,758
Income before Income Taxes	51,654,112
Income tax provision	21,408,282
Net Income	$ 30,245,830

See accompanying notes to the financial statements.

CME BD Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock (Shares)	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2011	100	$ 100	$ 7,629,897	$ 26,352,553	$ 33,982,550
Net income	—	—	—	30,245,830	30,245,830
Cash dividends paid	—	—	—	(15,000,000)	(15,000,000)
Balance at December 31, 2011	100	$ 100	$ 7,629,897	$ 41,598,383	$ 49,228,380

See accompanying notes to the financial statements.

CME BD Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash Flow from Operating Activities	
Net Income	$ 30,245,830
Adjustments to reconcile net income to net cash provided by operating activities:	
Allowance for doubtful accounts	(270,889)
Deferred income taxes	163,665
Change in assets and liabilities:	
Accounts receivable	(9,070,548)
Other assets	(104,980)
Other liabilities	(5,626,780)
Due to (due from) affiliates	4,327,089
Net Cash Provided by Operating Activities	19,663,387
Cash Flow from Financing Activities	
Cash dividends paid	(15,000,000)
Net Cash Used in Financing Activities	(15,000,000)
Net change in cash	4,663,387
Cash, beginning of period	25,020,650
Cash, End of Period	$ 29,684,037
Supplemental Disclosure of Cash Flow Information	
Income taxes paid	$ 18,080,000

See accompanying notes to the financial statements.

CME BD Services, Inc.

Notes to the Financial Statements

December 31, 2011

1. Organization

On March 18, 2010, the Board of Trade of the City of Chicago, Inc. (CBOT) and Dow Jones & Company (Dow Jones) formed a business venture, CME Group Index Services LLC (Index Services), to operate a global financial index services business. CBOT and Dow Jones own 90% and 10% of the venture, respectively. As part of the formation of the venture, Index Services acquired Dow Jones B.D. Services, Inc., which was subsequently renamed CME BD Services, Inc. (the company).

In November 2011, CME Group Inc. (CME Group) announced that it will contribute certain assets and liabilities of Index Services, including accounts receivable of the company, to a new index business venture with The McGraw-Hill Companies, Inc. (McGraw-Hill). The transaction is expected to close by June 2012, subject to regulatory approval and customary closing conditions. If the transaction closes, the company will cease to receive license fee revenue.

On December 19, 1997, the company was registered as a broker/dealer under the Securities Exchange Act of 1934. The company's business is limited to collecting licensing fees. It does not perform any functions typically performed by broker/dealers, such as carrying customer accounts, keeping customer money or securities, engaging in proprietary trading, acting as a dealer in a security, providing investment advice or extending credit to others for the purchase of securities. The company is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities as of the date of the financial statements, as well as the amounts of revenues and expenses reported during the period, and to disclose contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Cash. Cash consists of cash on hand. The company's cash is on deposit with one financial institution. As of December 31, 2011, the company's account balances with such financial institution exceeded federally insured limits. The cash on deposit includes an account denominated in euro. Foreign currency transaction gains and losses on this account are recognized in general, administrative and other expenses. A portion of the company's cash balance is swept to an offshore investment account on an overnight basis, which meets the requirements of the Securities and Exchange Commission's (SEC) Rule 15c3-1(c). Investment income generated from the overnight offshore investment is recognized in non-operating income.

Accounts Receivable. Accounts receivable includes billed and unbilled amounts earned under licensing agreements. Revenues earned by the company but unbilled as of December 31, 2011 totaled $17,641,520. Accounts receivable is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends and specific identification of certain receivables that are at risk of not being paid. Historically, the write-offs of bad debts have been insignificant. The allowance for doubtful accounts included in accounts receivable at December 31, 2011 was $1,581.

Revenue Recognition. Revenues, which are recognized on an accrual basis, represent license fees earned under license agreements entered into by the company, Index Services and third parties. These fees are attributed to and recorded by the company due to their transaction-based nature pursuant to regulatory requirements (see Note 3). These include fees based on the number of contracts traded on an exchange and fees based on the notional value of structured products issued by licensees.

Expenses. General, administrative and other expense includes allocated expenses for accounting, facilities and related support provided to the company by Index Services. Expenses also include foreign currency transaction gains and losses on the euro-denominated cash account as well as bad debt expense and other fee sharing expenses.

Income Taxes. The company files its own federal and state income tax returns. Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of deferred tax assets may not be realized. The company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The company classifies interest and penalties related to uncertain tax positions in income tax expense.

3. Regulatory Requirements

The company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (Exchange Act). Rule 15c3-1 requires that the company's net capital be at least the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2011, the company's net capital was $18,485,220. This amount exceeded the company's minimum net capital requirement of $742,573 at December 31, 2011 by $17,742,647. The company is exempt from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) because it does not hold customer funds or securities.

4. Related Party Transactions

In 2011, the company made distributions through dividend payments to its parent totaling $15,000,000. At December 31, 2011, amounts due from (to) affiliates consisted of the following:

	Due From Affiliates	Due To Affiliates
Index Services	$ 1,757,118	$ —
Chicago Mercantile Exchange Inc.	—	6,114,203
CME Group	—	45,000
Dow Jones	1,230,294	—
Total	$ 2,987,412	$ 6,159,203

5. Income Taxes

The income tax provision consisted of the following for the year ended December 31, 2011:

Current:	
Federal	$ 16,536,936
State	4,707,681
Total	21,244,617
Deferred:	
Federal	127,607
State	36,058
Total	163,665
Total Income Tax Provision	$ 21,408,282

The principal reason for the difference between the company's effective tax rate and the statutory federal income tax rate is related to state income taxes.

The balance sheet as of December 31, 2011 had deferred tax assets of $24,910, which primarily related to the allowance for doubtful accounts and accrued expenses. At December 31, 2011, there were no valuation allowances recognized.

As of December 31, 2011, the company did not have any unrecognized tax benefits. The company believes it is reasonably possible that within the next twelve months, unrecognized domestic tax benefits will not change by a significant amount. The company recognizes interest and penalties, if any, related to uncertain tax positions within the statements of income. The company is subject to examination by various state, local and federal tax authorities within the U.S. for tax years subsequent to 2007.

6. Other Liabilities

Other liabilities consisted of the following at December 31, 2011:

Sales tax liability	$ 1,230,294
Accounts payable	210,702
Other	130,266
Total	$ 1,571,262

7. Commitments and Contingencies

The company believes that it has a contingent liability for uncollected sales tax associated with revenues generated prior to March 18, 2010 under certain agreements in certain jurisdictions in which the company operates. As a result, the company has recorded a liability for approximately $1.2 million at December 31, 2011, which is included in other liabilities on the statement of financial condition. The company has also recorded a receivable related to the indemnification of this liability, which is included in other assets on the statement of financial condition, by Dow Jones under the terms of the venture agreement. The company began collecting sales tax in 2010 and believes that it is now in compliance with sales tax filing requirements in the jurisdictions in which it operates.

8. Subsequent Events

In preparing its financial statements, the company considered subsequent events through February 29, 2012, which was the date the company's financial statements were available to be issued.

Supplemental Information

CME BD Services, Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Act

December 31, 2011

Computation of net capital	
Total stockholder's equity from statement of financial condition	$ 49,228,380
Total stockholder's equity qualified for net capital	49,228,380
Total capital and allowable subordinated liabilities	49,228,380
Total nonallowable assets from statement of financial condition	30,682,938
Net capital before haircuts on securities positions	18,545,442
Haircuts on foreign currency (computed, where applicable pursuant to 15c3-1(f))	60,222
Net Capital	18,485,220
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness (A.I.) or $5,000, whichever is greater)	742,573
Excess net capital	$ 17,742,647
Computation of aggregate indebtedness	
Total A.I. liabilities from statement of financial condition	
Due to affiliates	6,159,203
Income tax payable	3,408,130
Other liabilities	1,571,262
Total aggregate indebtedness	$ 11,138,595
Nonallowable assets from statement of financial condition	
Accounts receivable, net of allowance	27,563,788
Due from affiliates	2,987,412
Deferred income taxes	24,910
Other assets	106,828
Total nonallowable assets from statement of financial condition	$ 30,682,938
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2011	
Net capital as reported in company's Part II (unaudited)	$ 19,039,612
Adjustment to accounts receivable, net of tax	(554,392)
Net capital per above	$ 18,485,220

CME BD Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2011

The activities of the company are limited to collecting license fees and are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, which provides exemption from such Rule.

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
CME BD Services, Inc.

In planning and performing our audit of the financial statements of CME BD Services, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 29, 2012
Chicago, Illinois

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of CME BD Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of CME BD Services, Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries. There were no findings.

2. Compared the amounts reported on the FOCUS reports, as adjusted in the financial statements, for the fiscal period from July 1, 2011 to December 31, 2011 with the amounts reported in Form SIPC-7 for the fiscal period from July 1, 2011 to December 31, 2011. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
February 29, 2012